October 5, 2016

Via Electronic Transmission
Valerie Lithotomos (LithotomosV@sec.gov)
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:	Davis Fundamental ETF Trust File Nos.: 811‑23181, 333‑213073

Dear Ms. Lithotomos:

This letter is on behalf of Davis Fundamental ETF Trust (the "Trust") and provides responses to your letter dated September 9, 2016. We hereby transmit for filing with the Securities and Exchange Commission (the "SEC"), Pre-Effective Amendment No. 2 (the "Amendment") to the Trust's Registration Statement on Form N‑1A (the "Registration Statement") under the Securities Act of 1933 and Amendment No. 2 to the Trust's Registration Statement under the Investment Company Act of 1940, as amended (the "1940 Act"), with respect to the following series of the Trust: Davis Select U.S. Equity ETF ("US Equity ETF"), Davis Select Financial ETF ("Select Financial ETF"), and Davis Select Worldwide ETF ("Select Worldwide ETF") (collectively, the "Funds" or "ETFs").
For your convenience, SEC comments are in bold type and the Registrant's response immediately follows.
Prospectus
General
1.
Please confirm to the staff in your response letter that the disclosure in the registration statement is consistent with the Fund's exemptive application, filed in order to operate as an exchange-traded fund.

The Registrant confirms that the disclosure in the Registration Statement is consistent with the Trust's amended Exemptive Application filed with the SEC so that the Trust may operate as an exchange-traded fund.
In addition, please inform the staff whether the Fund intends to file an application under Rule 19b‑4 of the Securities Exchange Act of 1934. If not, please explain to us why you feel this is not necessary.
The Registrant intends to comply with generic listing standards for Managed Fund Shares and for this reason the Trust will not be filing an application under Rule 19b‑4 of the Securities Exchange Act of 1934.
Also supplementally inform the staff of the status of any exemptive applications pending.
On September 13, 2016, the SEC issued an order under section 6(c), 17(b) and 12(d)(1)(j) of the Investment Company Act of 1940 granting the Trust the exemptive relief requested so that the Trust may operate as an exchange-traded fund.
2.	We request that, in future filings, you accompany your filing with a cover letter and add page numbers to your N‑1A, for ease of reference.
The Registrant confirms that all future filings will reflect these comments.
Cover Page
3.
Please state that the Fund is an actively managed exchange-traded fund on the cover page of the prospectus and please add the corresponding risks of this type of investment to the Principal Risks sections of each summary prospectus.

The cover page has been updated with the following disclosure:
Portfolios of Davis Fundamental ETF Trust are Actively Managed Exchange-Traded Funds.
The Registrant confirms that the summary prospectus for each Fund contains the following Principal Risks, which are related to actively managed exchange-traded funds:
•	Authorized Participant Concentration Risk,
•	Market Trading Risk, and
•	Exchange-Traded Fund Risk.
Fees and Expenses – All Funds
4.	We note the fee tables are incomplete. Please complete the fee tables.
The registrant confirms that the fee tables for all three funds have been updated.
5.
Footnote 2 of the fee tables states that the Expense Caps will remain in effect until November 1, 2017. Given that the registration is not effective yet, that date may be less than one year from the effective date of the registration statement's effective date. Please confirm that the fee waiver referred to in Footnote 2 will be effective for no less than one year from the effective date of the Fund's registration statement. See, Instruction 3(e) to Item 3 of Form N‑1A. In addition, as the table does not describe any recoupment provisions, please confirm that there will be no recoupments of such waivers.

The footnote will be updated to reflect an initial term of one year from the effective date of the Registration Statement, which is consistent with the agreement. The Registrant confirms that there are no recoupment provisions applicable to the waiver agreement.
6.
In order to comply with the fee limitation agreement referenced in the fee table, please confirm that the calculation of the figures in the Example will not include any fee waivers beyond the first year.

The Registrant confirms that the fee table will not include the impact of any fee waivers beyond the first year.
Principal Investment Strategies – All Funds (unless otherwise indicated)
7.
US Equity ETF and Select Financial ETF have investment strategies of "invest[ing] at least 80% of its net assets" in certain securities. Please insert the phrase "plus any borrowings for investment purposes" following the word "assets."

The Registrant confirms that this change has been made.
8.
Select Financial ETF invests at least 80% of its assets in the financial services sector. The second paragraph in its Principal Investment Strategies lists certain companies it considers part of the sector and ends with "and companies providing similar services." Please explain what is meant by that phrase. Also, please inform the staff whether the list of companies is exhaustive, given that the sentence states the companies "include" certain companies.

Disclosure has been added to note that Select Financial ETF looks to GICs to determine whether or not a certain line of business would qualify as financial services. We believe that this revision addresses both aspects of the above comment.
9.
Please tell us whether the Funds will invest in collateralized loan obligations ("CLOs"). If so, please tell us whether there is a limit on the amount of the Fund's investments in CLOs and whether CLOs are treated as illiquid investments by the Fund. Depending on your response, we may have further questions.

The Funds do not intend on investing in collateralized loan obligations.
10.
In the US Equity Fund's penultimate sentence in the first paragraph of this section, it states that Fund will invest in mid- and small-capitalization companies. Please disclose the market capitalization ranges for such investments.

We have added disclosure noting that the Fund considers those companies with less than $10 billion in market capitalization to be mid- and small-capitalization companies.
11.
Given that for each Fund a principal risk is Depositary Receipts Risk, please add disclosure to the Principal Investment Strategies section that the Funds will invest in Depositary Receipts. Briefly define the term Depositary Receipts when first used.

The following disclosure has been added to the Principal Investment Strategy section for each Fund:
These non-U.S. company investments may include American Depositary Receipts ("ADRs") and Global Depositary Receipts ("GDRs" and together "Depositary Receipts"). Depositary Receipts are receipts that represent ownership of shares of a non-U.S. issuer held in trust by a bank or similar financial institution.
12.
The Funds will utilize the "Davis Investment Discipline," which appears to be identical for all Funds. Please supplementally inform the staff of any material differences the Funds consider when applying the Discipline to their strategies.

The Registrant confirms that Davis Advisors utilizes the same investment strategy for each of the Funds.
Principal Investment Risks – All Funds (unless otherwise indicated)
13.	Please add, if applicable, a principal risk factor addressing cybersecurity.
The Registrant confirms that it does not consider cybersecurity to be a principal risk of any of the Funds.
14.	US Equity ETF includes a risk titled "Financial Services Risk," yet the principal strategy does not include investing in the financial services industry. Please reconcile.
The Registrant confirms that the following sentence has been added to the Principal Investment Strategies section:
The Fund may invest a portion of its assets in financial services companies.
15.	With respect to "Depository Receipt Risk," consider adding disclosure, if appropriate, about the differences between sponsored and unsponsored ADRs.
The Registrant confirms that the Funds do not anticipate any material investment amount in unsponsored depositary receipts.
16.
In "Manager Risk," please add disclosure stating that, even if the Adviser implements the intended investment strategies, the implementation of the strategies may be unsuccessful in achieving the Funds' investment objectives.

The Registrant confirms that this change has been made.
17.
Select Financial Services ETF includes "Financial Services Risk" as a risk factor and states the risk includes: systematic risk; regulatory actions; changes in interest rate; unstable and/or rising interest rates; loan diversified loan portfolios; credit; and compensation. Please break out each sub section and briefly disclose the risks associated with each.

The Registrant confirms that the following paragraph has replaced "Financial Services Risk.:"
Financial Services risk. Risks of investing in the financial services sector include: (i) Systemic risk: factors outside the control of a particular financial institution may adversely affect the ability of the financial institution to operate normally or may impair its financial condition; (ii) Regulatory actions: financial services companies may suffer setbacks if regulators change the rules under which they operate; (iii) Changes in interest rates: unstable and/or rising interest rates may have a disproportionate effect on companies in the financial services sector; (iv) Non-diversified loan portfolios: financial services companies may have concentrated portfolios which makes them vulnerable to economic conditions that affect an industry; (v) Credit: financial services companies may have exposure to investments or agreements which may lead to losses; and (vi) Competition: the financial services sector has become increasingly competitive.
18.	The Funds disclose Foreign Market Risk. If the Funds will invest in emerging market securities, please disclose the risks associated with investing in emerging markets.
The Registrant confirms that the principal investment strategy of the Select Worldwide ETF includes emerging market securities. Accordingly, the Emerging Market Risk is provided.
19.
The Funds include risk disclosure titled "Authorized Participant Concentration Risk." Please confirm whether securities underlying the ETF are traded outside of a collateralized settlement system. If so, please disclose that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF's shares. In addition, please note that this could in turn lead to differences between the market price of the ETF's shares and the underlying value of those shares.

The Registrant confirms that the following sentences have been added to the Authorized Participant Concentration Risk:
There are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). To the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF's shares. In addition, please note that this could in turn lead to differences between the market price of the ETF's shares and the underlying value of those shares.
20.
The Funds will invest in foreign markets and include foreign country risk. Please disclose that, where all or a portion of the ETF's underlying securities trade in a market that is closed when the market in which the ETF's shares are listed and trading in that market is open, there may be changes between the last quote from its closed foreign market and the value of such security during the ETF's domestic trading day. In addition, please note that this in turn could lead to differences between the market price of the ETF's shares and the underlying value of those shares.

The following disclosure has been added to the description regarding valuation of portfolio securities:
In addition, trading in certain portfolio investments (including those in non-U.S. securities) may not occur on days a Fund is open for business because markets or exchanges other than the NYSE may be closed. As an example, the value of a non-U.S. holding that is traded on an exchange that is closed during the Fund's business day could vary from the value that was last quoted at the close of that non-U.S. holding's exchange. This difference could result in a difference between the market price of a Fund and the underlying value of the Fund.
21.
Please disclose risks associated with intraday interim value ("IIV") calculation. Specifically, please note that the discussion of the IIV should specifically address how (a) the IIV is calculated (i.e., whether the IIV is based on the index, on the portfolio or on the basket), (b) what the calculation includes and does not include (e.g., operating fees or other accruals), and (c) what types of values are used for underlying holdings (e.g., in the case of international ETFs, stale prices from closed foreign markets updated only for currency changes). Please disclose whether the ETF may use stale values under certain circumstances or some other element that might adversely affect the use of IIV as an indicator of current market value of ETF shares. If there are such circumstances, please consider noting that potential as a principal risk.

The following risk has been added as a principal risk for each Fund:
Intraday Indicative Value Risk. The Fund's INAV agent intends to disseminate the approximate per share value of the Fund's published basket of portfolio securities every 15 seconds (the ''intraday indicative value'' or ''IIV''). The IIV should not be viewed as a ''real-time'' update of the NAV per share of the Fund because (i) the IIV may not be calculated in the same manner as the NAV, which is computed once a day, generally at the end of the business day; (ii) the calculation of NAV may be subject to fair valuation at different prices than those used in the calculations of the IIV; (iii) unlike the calculation of NAV, the IIV does not take into account Fund expenses; and (iv) the IIV calculations are based on local market prices and may not reflect events that occur subsequent to the local market's close, which could affect premiums and discounts between the IIV and the market price of the Fund's shares. For example, if the Fund fair values portfolio securities, the Fund's NAV may deviate from the approximate per share value of the Fund's published basket of portfolio securities (i.e., the IIV), which could result in the market prices for Fund shares deviating from NAV.
22.
The Funds' risk disclosure includes Market Trading Risk. Please disclose the risk that the ETFs' market price may deviate from the value of the ETFs' underlying portfolio holdings, particularly in times of market stress, with the result that investors may pay significantly more or receive significantly less than the underlying value of the ETF shares bought or sold. For clarity, consider disclosing that this can be reflected as a spread between the bid and ask prices for the ETF quoted during the day or a premium or discount in the closing price from the ETFs' NAV.

Market Trading Risk has been expanded with the following disclosure:
The Fund's market price may vary from the value of the Fund's underlying portfolio holdings, particularly in times of market stress. This difference may be reflected as a spread between the bid and ask prices for the Fund shares during the day or a premium or discount in the closing market price of the Fund when compared to the net asset value. An investor may pay significantly more or receive significantly less than the underlying value of the Fund shares bought or sold.
23.
Please disclose that, in stressed market conditions, the market for an ETF's shares may become less liquid in response to deteriorating liquidity in the markets for the ETF's underlying portfolio holdings. Please also note that this adverse effect on liquidity for the ETF's shares in turn could lead to differences between the market price of the ETF's shares and the underlying value of those shares.

The following disclosure has been added to the Exchange-Traded Fund Risk:
The market for the Fund's shares may become less liquid in response to the deteriorating liquidity in the market for the Fund's underlying portfolio holdings. A loss of liquidity for Fund shares could lead to differences between the market price of the Fund shares and the underlying value of the Fund shares.
24.	It appears that the Funds are practicing value style investing. If so, please disclose appropriate risks attendant to such investing.
The Registrant confirms that to the extent that the portfolio holdings consistently reflect a value investing style, appropriate risk disclosure will be included.
Additional Information About Investment Objectives, Principal Strategies and Principal Risks
25.
US Equity ETF has a fundamental policy to invest 80% of its net assets in US companies. Select Financial ETF has a fundamental policy to invest 80% of its net assets in securities issued by companies principally engaged in the financial services sector. Select World Opportunities ETF has a fundamental policy to invest 40% in the global market. Please disclose that shareholders will be provided with at least 60 days prior notice of any change in the ETFs' policies. See, Rule 35d‑1 under the 1940 Act.

The following disclosure has been added to the prospectus:
DUSA, DFNL and DWLD would provide Fund shareholders with at least 60 days' prior notice before changing its name policy. The statement of additional information includes a section "Name Policy" that contains additional information.
Statement of Additional Information ("SAI")
General
26.
Some investments and investment practices described in the SAI are not mentioned in the prospectuses. To the extent that the Funds intend to engage in such investments and practices so that they might materially affect the performance of the Funds or the decision of an investor to purchase shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus. Please confirm that the Fund will only purchase the types of investments disclosed in this section (which are not disclosed in the prospectus) as part of its non-principal strategies. If the Fund will invest in any of the subject investments as part of its principal strategy, please provide appropriate prospectus strategy and risk disclosure for each such type of investment. See, Item 16(b) of Form N‑1A.

The Registrant confirms that the types of investments disclosed in the SAI, but not in the prospectus, would not be principal investment types for any of the Funds.
27.
The Directorships include those held past a five year period. Please revise the final column heading in the Trustees and Officers table to read "Other Directorships held by Trustee during the Past 5 Years."

The Registrant confirms that this change has been made.
PART C – Other Information
Item 28 Exhibits
28.	We note you have not filed several exhibits. Please note that we review, and frequently comment upon the exhibits. Please allow for sufficient time to resolve any issues raised in our comments.
The Registrant will file Exhibits as they become available.
Item 35 Undertakings
29.
It is unclear why you have indicated that the Undertaking required by Item 35 of Form N‑1A is "None." Please revise the undertaking to state that Fund will file by amendment to the registration statement certified financial statements showing the initial capital for the Fund.

The undertaking in Item 35 of Form N-1A is required only where a registrant seeks to rely on Section 14(a)(3) of the 1940 Act to obtain the necessary initial seed capital for the fund after the effective date of the registration statement.  The Registrant intends to have the initial seed capital pursuant to Section 14(a)(1) prior to the effective date of the registration statement and will file an audited seed capital balance sheet in a pre-effective amendment.  Accordingly, the undertaking is not applicable to the Registrant and has been omitted from the registration statement."
Signatures
30.
Please note the signature requirements of Section 6(a) of the Securities Act, which requires that the registration statement also be signed by the Fund's principal accounting officer or comptroller. In this regard, any person who occupies more than one of the positions specified in Section 6(a) of the Securities Act should indicate each capacity in which he or she signs the registration statement.

The Registrant confirms that appropriate titles have been added to the signatures.
Tandy Representations
The undersigned hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have to me at 520-434-3778.

Sincerely,

/s/Ryan Charles
Ryan Charles
Vice President and General Counsel
Tel.: 520-434-3778
Fax: 520-434-3770
rcharles@dsaco.com